August 19, 2008

Frederic F. Brace
Executive Vice President and Chief Financial Officer
UAL Corporation
United Air Lines, Inc.
77 W. Wacker Drive
Chicago, Illinois 60601

      Re: UAL Corporation
              United Air Lines, Inc.
              Form 10-K: For the year ended December 31, 2007
              Form 10-Q: For the quarterly period ended June 30, 2008
              Commission file numbers: 001-06033; 001-11355

Dear Mr. Brace:

We have reviewed the above referenced filings and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the year ended December 31, 2007

Item 1. Business, page 7

1. In light of the increase in the percentage of forecasted fuel consumption that is being hedged, and thus its impact on fuel costs, please considering revising the table presented on page 7 to present the separate components that comprise total fuel costs (such as gross fuel costs and hedge-related offsets). Also revise the

information presented in Selected Financial Data section to present these components.

Item 6. Selected Financial Data, page 30

2. We note the use of several industry operating statistics in your table of selected financial data. Please expand the notes to define revenue passenger miles, available seat miles, and passenger load factor.

Management's Discussion and Analysis, page 31
Results of Operations

3. Given that the $246 million benefit from your change to your mileage expiration policy was approximately 35 percent of pre-tax earnings for 2007, we believe you should have given this factor significant prominence in your results of operations disclosures. Therefore, please revise future disclosures accordingly.

Liquidity and Capital Resources
Capital Commitments and Off-Balance Sheet Arrangements

4. We note your discussion on page 3 of a new international premium travel experience featuring 97 international aircraft that will be refitted with premium seating and other product enhancements. There is no discussion within your capital commitments section on page 53 regarding the anticipated resources required for this product and there was no mention in your latest Form 10-Q filed on July 24th on the status of this project in light of the restructuring of your operations. Please tell us whether you still plan to pursue this service and if so, discuss the capital requirements necessary to implement this program and how you will meet them.

Statements of Consolidated Cash Flows, page 72

5. We note that your restricted cash includes amounts used as security for workers' compensation obligations, security deposits for airport leases, and reserves with institutions that process your credit card ticket sales. Paragraph 14 of SFAS 95 requires cash receipts and payments to be classified based on whether they result from investing, financing, or operating activities. Therefore, restrictions on cash should not automatically result in presentation outside of the operating activities section of the cash flow statement, unless the cash flow actually results from an investing or financing activity as described in SFAS 95. It appears that both the receipts and payments of the restricted cash related to security for workers' compensation obligations, security deposits for airport leases, and reserves with institutions that process your credit card ticket sales result from operating activities. Therefore, it appears these receipts and payments should be classified

as operating activities in your statements of cash flows rather than as financing
activities. Please revise as appropriate.

Note 2: Summary of Significant Accounting Policies, page 90
(d) Airline Revenues

6. Please explain to us the nature of the system processing errors that impact
revenue, the materiality of these amounts, and what consideration was given to
these errors when assessing your internal controls.

7. We note you wait to record passenger ticket sales and tickets sold by other airlines
for use on United as operating revenue when the transportation is provided or
when the ticket expires, but you record an estimate of miscellaneous charge
orders (MCOs) that will not be exchanged or refunded as revenue in advance of
their use or expiration (ratably over the validity period). Please tell us your basis
for recognizing revenue related these sources of revenues differently.

8. Please revise to disclose your revenue recognition policy for miles sold to third
parties, such as credit card companies. In your disclosure, please discuss whether
you use the residual value method to allocate revenue and, if so, how the fair
value of the transportation element is determined. Also, please disclose the
portion of each period's miles sales that are recognized immediately and the
portion that were deferred, and the gross amounts of miles sales proceeds in each
period.

Note 2(h) Mileage Plus Awards

9. Please tell us why you believe it is appropriate to recognize revenue related to
expected expired miles over the expiration period of the miles rather than upon
expiration or in proportion to actual mileage redemptions.

10. Please tell us and revise your policy to disclose whether your liability for miles
accumulated by customers through the purchase of travel includes miles in
participants' accounts who have not yet reached minimum levels of mileage
credits necessary for awards.

11. We note that in early 2007 you announced a change in your policy to cancel all
miles in accounts that were inactive for 18 consecutive months as of December
31, 2007. Please tell us how you allocated the $246 million adjustment to each of
the four quarters in 2007. In addition, please tell us what consideration you gave
to changes in breakage assumptions, such as for customers who might accelerate
usage of miles prior to the announced expiration date.

Note 12: Debt Obligations, page 117

12. Please explain to us and revise to disclose in greater detail your accounting for
your obligations with respect to EETC's. Explain to us the structure of the
agreement with the Trustee relating to the EETC's and provide the analysis
performed pursuant to FASB Interpretation No. 46(R) which supports your
conclusion that the company is not the primary beneficiary of a variable interest
entity, therefore, precluding consolidation. Please ensure that your revised
disclosure focuses on the substance of the EETC's in addition to their legal form.

Form 10-Q for the Interim Period Ended June 30, 2008

Condensed Statements of Consolidated Financial Position, page 5

13. We note that despite an increase of approximately 50% in the receivables balance,
the allowance for doubtful accounts increased less than 5%. Please tell us the
reason(s) for the increase in receivables balance, and how you determined that the
amount reserved for doubtful accounts is appropriate as of June 30, 2008.

Other

14. We note that on July 22, 2008, you announced that you had reached an agreement
in principle with Chase Bank to extend the term of your agreement with them.
We also note that as part of the transaction, you will receive a payment of $600
million from Chase, which relates to the advance purchase of frequent flyer miles
and the extension of the contract. Please tell us how you plan to account for this
transaction, including how amounts will be allocated among elements of the
arrangement such as extension of the contract, the transportation element of the
miles sold and any marketing component.

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We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in your filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief